UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

Sarah C. Miller

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105

1.	Names of reporting persons The Williams Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 711,249,337 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 711,249,337 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 711,249,337 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.8%++
14.	Type of reporting person (see instructions) HC/CO

+	Includes 16,690,016 Common Units issuable upon conversion of 16,690,016 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 947,391,658 of the Issuer’s Common Units outstanding as of January 13, 2017 and a total of 16,690,016 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105

1.	Names of reporting persons Williams Gas Pipeline Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 711,249,337 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 711,249,337 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 711,249,337 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.8%++
14.	Type of reporting person (see instructions) OO – Limited Liability Company

+	Includes 16,690,016 Common Units issuable upon conversion of 16,690,016 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 947,391,658 of the Issuer’s Common Units outstanding as of January 13, 2017 and a total of 16,690,016 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

Introduction

Item 1. Security and Issuer

This Amendment No. 10 amends Items 1 through 6 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams”) on December 28, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by Williams on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed by Williams on July 1, 2014 (“Amendment No. 2”), Amendment No. 3 filed by Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams on October 27, 2014 (“Amendment No. 3”), Amendment No. 4 filed by Williams Gas Pipeline and Williams on February 3, 2015 (“Amendment No. 4”), Amendment No. 5 filed by Williams Gas Pipeline and Williams on May 13, 2015 (“Amendment No. 5”), Amendment No. 6 filed by Williams Gas Pipeline and Williams on September 29, 2015 (“Amendment No. 6”), Amendment No. 7 filed by Williams Gas Pipeline and Williams on August 2, 2016, Amendment No. 8 filed by Williams Gas Pipeline and Williams on August 30, 2016 (“Amendment No. 8”), and Amendment No. 9 filed by Williams Gas Pipeline and Williams on January 10, 2017 (“Amendment No. 9”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P. (“WPZ” or the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 shall remain unchanged.

Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”).

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline (collectively, the “Reporting Persons”). Williams directly owns 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On January 9, 2017, Williams, Williams Gas Pipeline and WPZ entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) pursuant to which Williams Gas Pipeline agreed to purchase Common Units from WPZ (such Common Units, the “Williams Issuance Common Units”) at a purchase price equal to $36.08586 per Common Unit (the “Common Unit Purchase Price”) using the net proceeds from Williams’ underwritten public offering of common stock (the “Williams Equity Offering”). The Williams Equity Offering closed on January 13, 2017. Pursuant to the Purchase Agreement, on January 13, 2017, WPZ issued 51,047,349 Williams Issuance Common Units to Williams Gas Pipeline in exchange for the net proceeds to Williams from the Williams Equity Offering (after deducting offering expenses payable by Williams) of $1,842,087,500. In the event that the underwriters in the Williams Equity Offering exercise their option to purchase additional shares of Williams common stock pursuant to the underwriting agreement between Williams and the underwriters named therein, Williams will use the net proceeds from the sale of such additional shares of common stock to purchase additional Common Units at the Common Unit Purchase Price.

The foregoing description of the Purchase Agreement dos not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 3 to Amendment No. 9 to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams Gas Pipeline is the record and beneficial owner of (i) 694,559,321 Common Units and (ii) 16,690,016 Class B Units. The Class B Units may be converted into Common Units on a one-for-one basis. If converted, Williams Gas Pipeline would be the record and beneficial owner of 711,249,337 Common Units, representing 73.8% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own (i) 694,559,321 Common Units and (ii) 16,690,016 Class B Units. If converted, Williams may be deemed to be the beneficial owner of a total of 711,249,337 Common Units, which represents 73.8% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams may also be deemed to beneficially own the non-economic general partner interest in the Issuer held by the General Partner and the incentive distribution rights in the Issuer held by the General Partner, which is a wholly owned indirect subsidiary of Williams. See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

The Williams Companies, Inc.

By:	/s/ Robert E. Riley, Jr.
	Name: Title:	Robert E. Riley, Jr. Assistant Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Cher S. Lawrence
	Name: Title:	Cher S. Lawrence Assistant Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 32,334 (less than 1%)

Walter J. Bennett

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, West

Citizenship: USA

Amount Beneficially Owned: 8,770

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 19,574 (less than 1%)

John R. Dearborn, Jr.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Strategic Services and Administration & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf Operating Area

Citizenship: USA

Amount Beneficially Owned: 1,752 (less than 1%)

Sarah C. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Robert S. Purgason

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Access Operating Area

Citizenship: USA

Amount Beneficially Owned: 29,726 (less than 1%)

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

John D. Seldenrust

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering & Construction

Citizenship: USA

Amount Beneficially Owned: 1,262 (less than 1%)

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 588 (less than 1%)

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see Above)

Stephen W. Bergstrom

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Stephen I. Chazen

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Charles I. Cogut

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Cooper Strategies International LLC

Citizenship: USA

Amount Beneficially Owned: 0

Michael A. Creel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Peter A. Ragauss

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Scott D. Sheffield

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman and Chief Executive Officer, Pioneer Natural Resources Company (a petroleum, natural gas, and natural gas liquids exploration and production company)

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

William H. Spence

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer, PPL Corporation (a utility holding company)

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Executive Officers of Williams Gas Pipeline Company, LLC

Walter J. Bennett

(see above)

Frank E. Billings

(see above)

Rory L. Miller

(see above)

Sarah C. Miller

(see above)

John D. Seldenrust

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)